UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING THE REPURCHASE OF TREASURY STOCK

On July 4, 2011, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding the repurchase of treasury stock, which was determined at the Board of Directors’ meeting held on May 13, 2011. Attached is an English translation of the press release filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: July 4, 2011

July 4, 2011

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

Notice of Repurchase of Treasury Stock through Off-Auction Own Share Repurchase Trading

(ToSTNeT-3)

Nippon Telegraph and Telephone Corporation (“NTT”) has today (July 4, 2011) decided to implement the repurchase of treasury stock, pursuant to the resolutions made at the Board of Directors’ meeting on May 13, 2011, according to Article 156 of the Corporation Law, and the terms of Article 165, Section 3 of the Corporation Law. Details of the method of repurchase were determined to be as follows:

1. Method of Repurchase

NTT will place purchase orders for its own shares through brokerages on the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3) for the 8:45 am session on July 5, 2011 (no changes to the trading system or trading time will be made), at a price equal to the closing price of NTT’s common stock on the first section of the Tokyo Stock Exchange market on July 4, 2011 (¥3,885).

2. Details of the Repurchase

(1) Class of Shares to be Repurchased:	Common Stock

(2) Number of Shares to be Repurchased:	60 million Shares

(Note 1)	The number of shares to be repurchased will not change. Depending on the market conditions, however, there is a possibility that NTT will not make any purchase or will only make a partial purchase.

(Note 2)	The purchase will be conducted by matching sell orders equivalent to buy orders according to the allocation method prescribed by the Tokyo Stock Exchange.

3. Announcement of Repurchase

NTT will announce results of the purchase of its treasury stock after completion of the repurchase at 8:45 am on July 5, 2011.

(Reference)

The resolutions relating to the repurchase of treasury stock (announced on May 13, 2011) were as follows:

(1) Class of Shares to be Repurchased:	Common Stock

(2) Number of Shares to be Repurchased:	60 million Shares (maximum)

(3) Total Repurchase Price:	280.0 billion Yen (maximum)

Repurchase status as of July 4, 2011

(1) Number of Shares Repurchased:	0 Shares

(2) Total Repurchase Price:	0 Yen

For further inquiries, please contact:
Mr. Hanaki or Mr. Iijima
Investor Relations Office
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5581
FAX: +81-3-5205-5589